Brenda K. Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

July 23, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                             Rhino Resource Partners LP (the “Registrant”)
Amendment No. 2 (“Amendment No. 2”) to
Registration Statement on Form S-1
Filed July 19, 2010
File Number 333-166550

Ladies and Gentlemen:

On behalf of the Registrant, we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), each of which has been marked to show changes from Amendment No. 2.  On behalf of the Registrant, we have also attached separately only those pages that include changes from Amendment No. 2.

A copy of this letter has been furnished in EDGAR as correspondence.

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Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0133 or Adorys Velazquez of the same firm at (212) 237-0036.

Very truly yours,

/s/ Brenda K. Lenahan
Brenda K. Lenahan

cc:                                 Mark Shannon (SEC)
Brad Skinner (SEC)
John Coleman (SEC)
Tracey L. McNeil (SEC)
Laura Nicholson (SEC)
David G. Zatezalo (Registrant)
Charles E. Carpenter (Latham & Watkins LLP)
Adorys Velazquez (Vinson & Elkins L.L.P.)

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com